SEC FILE NUMBER
001-37556

CUSIP NUMBER
858912108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stericycle, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

28161 North Keith Drive

Address of Principal Executive Office (Street and Number)

Lake Forest, Illinois 60045

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Stericycle, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2015, in part due to its evaluation of certain control deficiencies associated with PSC Environmental Services, LLC which the Company acquired in April 2014 and which was first included in the Company’s assessment of internal control over financial reporting in 2015. Due to its recent acquisition of Shred-it International ULC and the need to conclude other necessary review procedures, the Company also requires additional time to complete the documentation, audit and evaluation of its financial statements for the year ended December 31, 2015. The Company currently anticipates filing the Form 10-K within the 15-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Daniel V. Ginnetti	(847)	367-5910
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

Stericycle, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2016	By	/s/ Daniel V. Ginnetti
Name: Daniel V. Ginnetti
Title: Executive Vice President and Chief Financial Officer

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